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                                                                   EXHIBIT 99.19

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE


                          IN AND FOR NEW CASTLE COUNTY

RAYMOND L. FITZGERALD,                                        )
                                                              )
                                            Plaintiff,        )         C.A. No. 18720 NC
                                                              )
                              v.                              )
                                                              )
VISHAY INTERTECHNOLOGY, INC., EVERETT ARNDT, LORI LIPCAMAN,   )
KING OWYANG, MICHAEL ROSENBERG, MARK SEGALL, GLYNDWR SMITH,   )
AND SILICONIX INCORPORATED,                                   )
                                                              )
                                            Defendants.       )
                                                              )
                                                              )



                               VERIFIED COMPLAINT


                  Plaintiff Raymond L. Fitzgerald, by his undersigned attorneys, brings this action against defendants Vishay Intertechnology, Inc., Everett Arndt, Lori Lipcaman, King Owyang, Michael Rosenberg, Mark Segall, Glyndwr Smith, and Siliconix incorporated. In support thereof, plaintiff states as follows:

         1. Plaintiff brings this action on behalf of the minority stockholders of Siliconix incorporated ("Siliconix" or the "Company") and on behalf of Siliconix, a successful high technology company that has experienced a fourteen thousand five hundred and seventy-nine (14,579%) percent increase in net income during the past two years and is extremely well-positioned for rapid growth in the very near future. Ever since Vishay Intertechnology, Inc. ("Vishay") purchased an 80.4% equity interest in Siliconix in early 1998, Vishay has treated Siliconix not as a separate, public company, but rather as a private wholly-owned subsidiary.
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Now, just as Siliconix and its minority stockholders are expecting to reap the rewards from the exceptional increase in net income and the improving business outlook of Siliconix, Vishay has formally sought to usurp for itself, to the exclusion of the Siliconix minority stockholders, the anticipated increase in the value of Siliconix by seeking to take Siliconix private at a grossly inadequate price. In violation of their fiduciary duties, Vishay and the directors of Siliconix, all but one of whom are beholden to Vishay, have deliberately timed the going-private transaction to take advantage of Siliconix's artificially depressed stock price. To exacerbate matters, the defendants also have breached their fiduciary duties by setting up a sham and unempowered "Special Committee" in an effort to mislead minority stockholders of Siliconix into believing that the grossly inadequate price being offered by Vishay is somehow fair. As discussed below, defendants' respective actions, omissions and statements (i) violate their duty to deal fairly from a timing and process perspective with the minority stockholders of Siliconix, (ii) violate their duties of loyalty and complete candor, and (iii) violate Vishay's obligation to pay a fair price to the Siliconix minority stockholders.

                                   THE PARTIES


         2. Plaintiff beneficially owns over 137,000 shares of common stock of Siliconix with a market value today in excess of $4.0 million. Plaintiff has been a significant holder of Siliconix stock since February 1991 and has a history of questioning Vishay's actions regarding Siliconix. He is a practicing litigation attorney who has prosecuted and defended class actions in his professional capacity. Plaintiff brings this action on behalf of a class consisting of all shareholders of Siliconix from February 22, 2001 through and including the date of consummation or abandonment of the proposed transaction, other than defendants and their affiliates.


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         3. Defendant Vishay is a Delaware corporation headquartered in Malvern,
Pennsylvania, and is listed and publicly traded on the New York Stock Exchange. Vishay states that it is the largest United States and European manufacturer of passive electronic components and a major producer of discrete semiconductors, infrared communication devices, and power and analog switching integrated circuits. Vishay owns or controls approximately 80.4% of the equity and voting power in Siliconix.

         4. The individual defendants constitute six of the seven members of the Siliconix board of directors:

                  (a) Defendant Everett Arndt is a Director of Siliconix. Mr. Arndt also is the Operations Administrative President, North America of Vishay.

                  (b) Defendant Lori Lipcaman is a Director of Siliconix. Ms. Lipcaman also is the Operations Senior Vice President and Controller of Vishay.

                  (c) Defendant King Owyang is a Director, President and Chief Executive Officer of Siliconix. Mr. Owyang was appointed by Vishay to each of these positions in 1998 following Vishay's purchase of an 80.4% equity interest in Siliconix.

                  (d) Defendant Glyndwr Smith is a Director and the chairman of the board of Siliconix. Mr. Smith is also the Assistant to the CEO and the Senior Vice President, Marketing Intelligence of Vishay.

                  (e) Defendant Michael Rosenberg is a Director of Siliconix. Mr. Rosenberg is, and since 1992 has been, a consultant to Vishay.

                  (f) Defendant Mark Segall is a Director of Siliconix. Until 1999, Mr. Segall was a partner with the law firm of Kramer, Levin, Naftalis and Frankel, LLP ("Kramer Levin"),


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Vishay's long-time outside counsel. While at Kramer Levin, Mr. Segall performed substantial work for Vishay.

                  (g) On March 1, 2001, Siliconix announced that Vishay's designees on the Siliconix board had appointed Timothy V. Talbert to fill one of two vacancies on the Siliconix board of directors. Mr. Talbert is not named as a defendant in this action at this time.

         5. Defendant Siliconix is a Delaware corporation listed and publicly traded on NASDAQ. The Company designs, markets and manufactures power and analog semiconductor products. Siliconix is the leading manufacturer of power MOSFETs ("metal oxide semiconductor field effect transistors"), power integrated circuits and analog signal processing devices for computers, cell phones, fixed communications networks, automobiles and other electronic systems. Siliconix also uses its advanced technology and applications expertise to develop value added products for power management and conversion. Siliconix has manufacturing or assembly and test facilities in California, Germany, Taiwan and China.

         6. Vishay, as the controlling stockholder of Siliconix, and each of the directors of Siliconix (collectively, the "Individual Defendants"), owe the minority stockholders of Siliconix the highest fiduciary duties of care, loyalty and candor.

                                   BACKGROUND


         7. Siliconix was a member of TEMIC Semiconductors, a division of Daimler-Benz Microelectronics Consortium. In March 1998, Daimler-Benz sold the semiconductor division of TEMIC, which included its 80.4% interest in Siliconix, to Vishay. As a result of its acquisition of its interest in Siliconix, Vishay immediately caused Siliconix to absorb a restructuring charge of $19.8 million.


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         8. Siliconix has been and continues to be a very successful, research-driven company known for its productivity in developing, patenting and introducing new products. For example, the Company has reported that it introduced 119 new products in calendar year 2000 alone. The Company's success and recognized prowess in research and development of new products enabled the Company's stock price to reach a 52 week high of $165 per share in March 2000.

         9. The overall slowdown in the U.S. economy and the general collapse in the stock prices of companies in the high technology sector have had a short-term adverse effect on the Company's stock price. The Company's recent economic performance, nevertheless, has been impressive. During the two fiscal years since Vishay acquired its controlling interest in Siliconix, the Company's net income has grown an impressive fourteen thousand five hundred and seventy-nine (14,579%) percent to $107.6 million.

         10. Moreover, Siliconix has moved aggressively to position itself for rapid growth once the economy recovers. It has significantly increased its research and development expenditures in order to continue the growth in new product introductions. As Mr. Oywang, the CEO of Siliconix stated in a press release as recently as February 6, 2001, "The current business model [of Siliconix] is designed to adjust to the changing economy such that we can manage the downturns and yet position ourselves to respond aggressively when our markets recover." Mr. Owyang also stated that he expected this recovery to occur in the second half of calendar year 2001.

         11. In short, Siliconix is well-positioned for rapid growth, which is expected to begin in the second half of 2001. This fact was just starting to be recognized by the market and to be


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reflected in the Company's stock price, which closed on February 22, 2001 at $25
1/16, a nearly 50% increase over its low approximately two months earlier.

         12. Realizing that the window of opportunity to eliminate the minority stockholders of Siliconix at a grossly inadequate price was rapidly closing, and realizing that Siliconix soon would be compelled to disclose information that would expose Vishay's actions enriching itself at the expense of Siliconix's minority shareholders, Vishay acted quickly to usurp for itself all the benefits of Siliconix's business, Siliconix's value and the expected future appreciation in Siliconix's stock price.

                    VISHAY ANNOUNCES THE PROPOSED TRANSACTION
             TO TAKE SILICONIX PRIVATE AT A GROSSLY INADEQUATE PRICE


         13. Following the market close on February 22, 2001, Vishay issued a press release (the "Press Release"), announcing that it was proposing to purchase through a tender offer to the Siliconix minority stockholders any and all outstanding shares of Siliconix common stock that it did not already own at a price of $28.82 per share in cash (the "Tender Offer"). Vishay also stated that it might offer shares of Vishay common stock in exchange for shares of Siliconix common stock, but noted that any such offer could be at an exchange ratio having a value even less than the grossly inadequate cash price being offered in the Tender Offer. Vishay also announced that if, as a result of the Tender Offer, it obtained over 90% of the outstanding Siliconix shares, it would consider effecting a short-form merger of Siliconix with a Vishay subsidiary at the same price as the Tender Offer (the "Merger"). The term "Proposed Transaction" shall refer collectively to the Tender Offer and the Merger.

         14. The Proposed Transaction is a blatant attempt by Vishay to usurp unfairly from the Siliconix minority stockholders their proportionate interest in Siliconix's current value and in the future growth in Siliconix's business and future gains in Siliconix stock. The Proposed


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Transaction, for grossly inadequate consideration, will deny plaintiff and the other members of the class of their right to share proportionately Siliconix's real current value and in the future success of Siliconix.

         15. The Proposed Transaction is purposefully timed to take advantage of the Company's artificially depressed stock price. The $28.82 offer price represents an amount that is only 17.5% of the 52 week high for Siliconix common stock of $165 per share. The inadequacy of the premium reflected by the $28.82 Tender Offer price is evident from the fact that Siliconix stock has traded at more than $27 per share on all but 13 trading days since December of 1999. Indeed, the $28.82 offer price represents an extremely low premium of 2.2% over the average closing Siliconix stock prize for the 30 trading days prior to the announcement of the Tender Offer and represents a 20.1% discount from the average closing Siliconix stock price for the 6-month period prior to the announcement of the Tender Offer. The Proposed Transaction was purposefully timed to occur after year-end tax selling pressure and just as the stock of Siliconix is beginning to show some strength and is poised to climb significantly further. During the two months prior to the announcement of the Proposed Transaction on February, 22, 2001, the price of Siliconix stock increased by 54.24%, rising from $16 15/16 on December 21, 2000 to close at $26 1/8 on February 21, 2001.

         16. The $28.82 offer price is grossly inadequate by any objective measure. For example, the offer price represents an inadequate price-earnings ratio of approximately 8.0 x using the Company's reported net income for 2000. Also, the Tender Offer price represents a paltry EBITDA multiple of approximately 4.4 x. Companies comparable to Siliconix are selling at price-earnings multiples and EBITDA multiples significantly higher than those represented by the Tender Offer price for Siliconix. For example, International Rectifier Corporation--arguably


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the company most comparable to Siliconix although it is not nearly as technologically advanced as Siliconix in Siliconix's business--is selling at a price-earnings multiple of approximately 17.7 x and an EBITDA multiple of approximately 9.7 x, which is more than double the multiples for Siliconix represented by the Tender Offer price. Even assuming a Tender Offer price of $57.64 per Siliconix share, which is double the current Tender Offer price, the price-earnings multiple for Siliconix would be 16.0 x and the EBITDA multiple for Siliconix would be 9.7 x, both below the current multiples for International Rectifier. Moreover, if anything, given Siliconix's superior profitability in terms of gross margin percentage (45.0% compared to 39.0% for International Rectifier), EBITDA as a percentage of sales (34.7% compared to 25.8% for International Rectifier) and pre-tax income as a percentage of sales (29.5% compared to 20.8% for International Rectifier), Siliconix should be accorded even higher multiples than those of International Rectifier.

         17. Vishay's public announcement of the $28.82 Tender Offer price was intentionally designed to manipulate the market price of Siliconix stock by establishing an artificially low "ceiling" on such price prior to the formal commencement of the Tender Offer. Despite Vishay's efforts to manipulate the market price of Siliconix stock and mislead the market regarding the true value of Siliconix, the gross inadequacy of the Tender Offer price was recognized in the marketplace. On the very next trading day following Vishay's announcement of the Proposed Transaction, Siliconix stock increased by over $6 per share to close at $31.18, an amount more than $2 per share greater than the Tender Offer price. Although Vishay's effort to impose a "ceiling" of $28.82 on Siliconix's stock price has been unsuccessful thus far, the Tender Offer price continues to depress the market price of Siliconix stock. Moreover, the public announcement of the grossly inadequate Tender Offer price has foreclosed and will


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continue to foreclose much, if not all, of the expected appreciation in
Siliconix's stock price. In short, Vishay not only has unfairly timed the Tender Offer to take advantage of an artificially depressed Siliconix stock price but also through the announcement of the Tender Offer price is manipulating the Siliconix stock price into stagnating at artificially depressed levels even prior to the formal commencement of the Tender Offer.

         18. Given that the Proposed Transaction will be the last step transaction for the minority stockholders of Siliconix, the Individual Defendants' fiduciary obligations require them (i) to undertake an appropriate evaluation of Siliconix's true worth as a merger/acquisition candidate, (ii) to assess the going concern value of Siliconix, (iii) to make an independent, good faith judgment about whether the transaction proposed by the Company's controlling stockholder will result in maximization of value for the Company's minority stockholders, (iv) to protect and enhance the interests of Siliconix's minority stockholders, and (v) in view of Vishay's unwillingness in its capacity as the controlling stockholder of Siliconix to foreclose third party bids for Siliconix, to maximize the value received by the Siliconix minority stockholders from any potential acquisition of the outstanding Siliconix shares. Instead, the Individual Defendants, who are beholden to Vishay, have breached, and are continuing to breach, their fiduciary duties by placing the interests of Vishay ahead of the Siliconix minority stockholders' interests.

         19. Plaintiff and all other minority stockholders of Siliconix will be damaged in that they will not receive in the Proposed Transaction their fair proportion of the value of Siliconix's business, and are being prevented from obtaining fair and adequate consideration for their shares Siliconix common stock. The consideration being offered in the Tender Offer is unfair and grossly inadequate from both a financial and process perspective. From a financial perspective, the fair value of Siliconix common stock as determined by any objective valuation measure is


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materially in excess of the value of the consideration being offered to
Siliconix minority stockholders in the Proposed Transaction. Nor does the Proposed Transaction offer consideration even approaching Siliconix's going concern value or what could be obtained for Siliconix in any legitimate, objective and impartial bidding or market check process. From a process perspective, the very fact that the Individual Defendants have conflicts of interest and are beholden to Vishay precludes them from satisfying their obligation to make an independent, good faith determination on behalf of the minority stockholders of Siliconix with respect to the Proposed Transaction. Hence, this defective process has directly contributed to the unfair and grossly inadequate Tender Offer price.

            THE SILICONIX BOARD OF DIRECTORS IS UNABLE AND UNWILLING TO PROTECT THE INTERESTS OF SILICONIX MINORITY STOCKHOLDERS


         20. Through its stock ownership and direct control over Siliconix's board of directors and management, Vishay dominates and controls all the business and affairs of Siliconix. Each of the six Individual Defendants, who constitute all but one of the Siliconix directors, was hand-picked by Vishay and, therefore, is beholden to Vishay. Moreover, the six Individual Defendants combined beneficially owned as of May 8, 2000 only 13,761 shares of Siliconix stock, an amount approximately one-tenth of the number of Siliconix shares owned by the plaintiff. Hence, none of these Siliconix directors can be expected to protect the Company's minority stockholders in connection with the Proposed Transaction, that was purposefully designed to benefit Vishay at the expense of Siliconix's minority stockholders.

         21. Indeed, Vishay itself has acknowledged that the Siliconix board is not independent. As Vishay stated in a letter to the Siliconix board regarding the Proposed Transaction, "We recognize that a majority of the board of directors of Siliconix is either affiliated with Vishay or serves with Siliconix management." In an effort to overcome these


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acknowledged conflicts of interest, Vishay has sought to establish a Special
Committee of purportedly independent, "non-management" Siliconix directors. As an initial matter, this constitutes an acknowledgment by Vishay that the defendants have an obligation to assure that the Proposed Transaction is fair and equitable to the Siliconix minority stockholders. Despite this acknowledgment, the process imposed by Vishay to implement the Proposed Transaction is unfair to the minority stockholders of Siliconix and violates defendants' respective fiduciary obligations of loyalty, candor and fair dealing to Siliconix's minority stockholders.

         22. The purported Special Committee is a sham to mislead minority stockholders of Siliconix. The illegitimacy of the Special Committee is evident from the fact that, at the time the Tender Offer was announced, there were no independent, non-management directors on the Siliconix board. Vishay has announced that to become a member of the Special Committee one must be an "independent, non-management Siliconix director[ ] who [is] unaffiliated with Vishay." Not a single director of Siliconix as of the time the Tender Offer was announced satisfied even these minimal requirements.

         23. Defendants Everett Arndt, Lori Lipcaman and Glyndwr Smith clearly were excluded from eligibility to serve on the Special Committee because they are officers of Vishay. Similarly, defendant King Owyang also is ineligible to serve on the Special Committee because, as the President and Chief Executive Officer of the Company, he is clearly a member of Siliconix management and is beholden to Vishay. Likewise, defendant Michael Rosenberg has been a consultant to Vishay since 1992. Therefore, he cannot be considered to be "unaffiliated with Vishay."

         24. The only other director on the Siliconix board at the time the Proposed Transaction was announced was Mark Segall. Mr. Segall, a partner with the Kramer Levin firm


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in New York until 1999, acted as Vishay's corporate counsel for many years. In fact, Mr. Segall has been listed as Vishay's attorney on several of Vishay's filings with the Securities and Exchange Commission, including a Form S-8 filed in May 1999, a Schedule 13D filed in December 1997 and a Schedule 13D filed in July 1997. In addition, Mr. Segall has been listed as a required recipient of any notice to be provided to Vishay under (i) a share sale and transfer agreement dated February 1998 between Vishay and Atmel Corporation and (ii) an agreement dated December 1997 pursuant to which Vishay purchased, among other things, Daimler-Benz's interest in Siliconix. Moreover, even after Mr. Segall left the Kramer Levin firm in 1999, he has continued to act as a representative of Vishay. This is evident from Mr. Segall being listed as a "Vishay Representative" in a stock purchase agreement dated May 31, 2000 by and among Lite-On JV Corporation, Vishay and Lite-On Power Semiconductor Corporation. For these reasons, Mr. Segall cannot be considered to be "unaffiliated with Vishay."

         25. On March 1, 2000, Siliconix announced that it had appointed to the Special Committee Mr. Segall and Timothy V. Talbert, a newly appointed director of Siliconix. As discussed above, Mr. Segall does not satisfy even the minimum standards for independence articulated by Vishay itself. Hence, even assuming that Mr. Talbert can be considered independent, the presence of Mr. Segall ensures that the Special Committee will not be independent of Vishay and, in fact, will be beset by conflicts of interest.

         26. Moreover, even if the Special Committee were truly independent, which it is not, it would still be a sham because it is being given no real bargaining power to replicate arms'-length negotiations. In the Press Release, Vishay stated that it only "expects" to proceed with the Tender Offer if the Special Committee concludes that the Tender Offer is fair to Siliconix stockholders. Similarly, Mr. Owyang, the president, CEO and a director of Siliconix,


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stated in a March 1, 2001 Siliconix press release that the Siliconix board only
"expects to be guided by the report of the [S]pecial [C]ommittee in responding to the [Tender Offer]" (emphasis added). In other words, the Tender Offer has not been made contingent on any decision by the Special Committee. Therefore, even if the Special Committee were to conclude that the Tender Offer price were grossly unfair, Vishay and Siliconix have reserved all rights to proceed with the Tender Offer. In sum, the Special Committee is a sham because it is not independent and, in any event, it has no legitimate bargaining power with respect to the Proposed Transaction.

               VISHAY ATTEMPTS TO GENERATE INTEREST IN THE GROSSLY INADEQUATE TENDER OFFER BY MISLEADING SILICONIX STOCKHOLDERS


         27. Apparently realizing that the grossly inadequate price proposed in the Tender Offer would be unlikely to generate sufficient interest in the Tender Offer to enable Vishay to effectuate the subsequent short-form Merger, Vishay has sought to mislead Siliconix shareholders as to the attractiveness, or lack thereof, of the Tender Offer in at least two ways.

         28. First, Vishay stated in its press release on February 22, 2001 that the Proposed Transaction would not foreclose any other person from making a higher offer for Siliconix shares not already owned by Vishay. To the contrary, a proposal by a third-party in the face of the existing Tender Offer would be foreclosed as a practical matter unless Vishay, the 80.4% stockholder of Siliconix confirmed its willingness to sell its controlling equity position in Siliconix to the highest third party bidder on the same terms and for the same consideration that would be provided the Siliconix minority stockholders. Vishay affirmatively stated in the Press Release that it would not seek a termination fee in a merger agreement with Siliconix relating to the Proposed Transaction. This statement misleadingly suggests that a third party is free to make an offer for Siliconix without disclosing the unlikelihood of such an offer ever being made. In view of Vishay's veto right over any other transaction involving Siliconix, and Vishay's


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unwillingness to confirm its intention to sell its controlling position of
Siliconix to a topping bidder, Vishay has created the false impression that the Proposed Transaction will be subject to a post-announcement market check. This misleading statement is a manipulative attempt by Vishay to have Siliconix minority stockholders erroneously conclude that the lack of a higher bid from a third party is indicative of the fairness of the price of the Tender Otter, when it clearly is not.

         29. Second, Vishay stated in the Press Release that it expects to proceed with the Tender Offer if "a special committee of independent, non-management Siliconix directors who are unaffiliated with Vishay" concludes that the Tender Offer price is fair to Siliconix stockholders. This statement leads Siliconix minority stockholders into believing that there will be an independent and well-functioning Special Committee that will effectively safeguard the interests of the minority stockholders. As discussed above, however, the concept of a Special Committee is a sham. Vishay has determined to proceed through a hand-picked Special Committee to provide the Tender Offer with the Special Committee's imprimatur, which is sure to follow, so that the Siliconix minority stockholders will be misled into believing that the price being offered in the Tender Offer is fair. The Special Committee is a sham because it neither is independent nor is afforded any legitimate bargaining power to reject or even to alter the terms of the Tender Offer or the Proposed Transaction.

         30. The misstatements and omissions by Vishay regarding the post-announcement market check and the Special Committee were made by Vishay to provide false assurance to Siliconix minority stockholders in an effort to convince them to tender their shares. The Siliconix directors not only have failed to correct the defective disclosures by Vishay but also have made misleading disclosures themselves. These misstatements and omissions constitute


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breaches of defendants' fiduciary duties to disclose promptly and fully all material information relating to the Proposed Transaction.

                      VISHAY HAS A DEMONSTRATED PATTERN OF
                  ENRICHING ITSELF AT THE EXPENSE OF SILICONIX


         31. The Proposed Transaction is merely the latest in a broad pattern of behavior by Vishay to enrich itself at the expense of Siliconix and its minority stockholders. Vishay's overall pattern of self-dealing and waste of Siliconix assets includes, but is not limited to, the following examples.

         32. First, in breach of its fiduciary duties, Vishay has sought to usurp for itself and its chairman and controlling stockholder, Felix Zandman, some of the value generated by Siliconix's research and development prowess. Unlike Siliconix, which is a true high technology company with a focus on research and development, Vishay is a commodity producer of passive electronic components. The differences in these two companies is evident from the fact that over the past two years, Siliconix has been assigned approximately four times as many patents as Vishay. Recently, one of the few patents actually assigned to a 100% owned subsidiary of Vishay listed an employee of Siliconix as one of the inventors. However, there is no publicly available evidence that any compensation was provided to Siliconix for the contribution made by Siliconix employees to this patent or that this patent did not, in fact, belong to Siliconix. In addition, on information and belief, there are three inventions for which Vishay has submitted patent applications where all the work in connection with such inventions was done by Siliconix employees. On information and belief, Felix Zandman listed himself as an inventor in these three patent applications even though Mr. Zandman made no contribution whatsoever in connection with such inventions. On information and belief, the arrangement in place is that Vishay will own these patents when issued and will provide Siliconix with a non-exclusive


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license to use the patented technology. Given that Vishay made no contribution to these inventions, however, any patents that are issued for such inventions belong rightfully to Siliconix.

         33. Second, Vishay has sought to appropriate for itself the corporate identity of Siliconix. For example, upon information and belief, the name on Siliconix's headquarters in Santa Clara, California prominently displays the name of Vishay, not Siliconix. To the extent the name of Siliconix is displayed at all on the building, it is significantly less prominent than the name of Vishay. Also, calls made to the main telephone number at Siliconix headquarters are answered with the greeting "Vishay-Siliconix." Moreover, the business cards of senior, if not all, Siliconix employees list their employer as "Vishay-Siliconix" rather than just Siliconix. These attempts by Vishay to appropriate for itself the corporate identity of Siliconix are detrimental to Siliconix. Siliconix is a true high technology company that has a highly recognized and valuable corporate name. Vishay, on the other hand, merely manufactures commodity products. There is nothing gained by Siliconix in submerging its corporate identity into that of Vishay. On the other hand, there is much to be gained by Vishay by appropriating for itself the separate corporate identity of Siliconix because it enables Vishay to leverage the highly respected Siliconix name in connection with its commodity operations. Vishay and the Individual Defendants have failed to consider the separate interests of Siliconix in permitting the separate corporate identity of Siliconix to be appropriated by Vishay.

         34. Third, in December 1999, Vishay compelled Siliconix to enter into a Revolving Intercompany Promissory Note payable to Siliconix (the "Note"). The Note provides that Siliconix must lend to Vishay on a demand basis up to $75 million. Borrowed amounts under the Note bear interest purportedly at a floating rate equal to Vishay's cost of funds, which as of


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May 2000 was 7.5%. This interest rate is below what Siliconix could have obtained for lending, on a demand basis, to an unaffiliated third party with a credit rating similar to that of Vishay and a significantly lower rate of return than if Siliconix had used the cash for its own, rather than Vishay's, business purposes. The below-market interest rate of the Note enriches Vishay to the detriment of Siliconix. Although purportedly there is no current outstanding balance under the Note, Siliconix was denied the use of $37 million for approximately one year and Vishay had that money for that same period of time to pursue uses such as its announced plan to lend monies to its own officers and directors to buy stock. In addition, the Note remains in effect, thereby permitting Vishay to compel Siliconix to lend to Vishay $75 million at any time and, thus, adversely affect Siliconix's value in the marketplace.

         35. These actions constitute self-dealing by Vishay and a waste of Siliconix assets. Vishay was assisted in these breaches of fiduciary duty and waste by the Individual Defendants, all of whom are beholden to Vishay and unable and unwilling to act in the best interests of Siliconix.

                            CLASS ACTION ALLEGATIONS


         36. Counts I, II, III, IV and V herein are brought by plaintiff as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all shareholders of Siliconix from February 22, 2001 through and including the date of consummation or abandonment of the Proposed Transaction, other than defendants and their affiliates.

         37.      This action is properly maintainable as a class action.

         38. The class is so numerous that joinder of all members is impracticable. There are approximately 5.8 million publicly-held shares of Siliconix common stock outstanding and owned by hundreds, if not thousands, of stockholders.

         39. There are questions of law and fact which are common to the class of minority stockholders of Siliconix, including the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to Siliconix's minority stockholders; (ii) whether defendants are pursuing the Proposed Transaction to eliminate the minority stockholders of Siliconix in violation of the laws of the State of Delaware in order to enrich Vishay at the expense of and to the detriment of the minority stockholders of Siliconix; (iii) whether the Proposed Transaction constitutes a breach of Vishay's duty to offer a fair price and to engage in fair dealing with respect to the minority stockholders of Siliconix; (iv) whether the statements made by defendants in connection with the Proposed Transaction are materially misleading; and (v) whether the minority stockholders of Siliconix are entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

         40. Plaintiff is committed to prosecuting this action and has engaged competent Delaware counsel with extensive experience in litigation of this nature in Delaware. The claims of plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class.

         41.      Plaintiff will fairly and adequately represent the class.

         42. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

         43. The prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                               DEMAND ALLEGATIONS


         44. Count VI herein is brought derivatively in the name, and in the right, of Siliconix pursuant to Court of Chancery Rule 23.1.

         45. Plaintiff will fairly and adequately represent the interests of Siliconix and its stockholders in enforcing and prosecuting the Company's rights.

         46. Plaintiff was a stockholder of Siliconix at the time of the acts complained of herein and continues to be a stockholder of Siliconix.

         47. Demand is excused because each of the Individual Defendants face disabling conflicts of interest with respect to whether or not Siliconix should assert the claims alleged by plaintiff. Three of the seven members of the Siliconix board, Everett Arndt, Lori Lipcaman and Glyndwr Smith, are clearly disabled for demand purposes because they are officers of Vishay. Similarly, defendant King Owyang is also disabled for demand purposes because he was installed by Vishay as the President and Chief Executive Officer of the Company and serves at the pleasure of Vishay. In addition, Michael Rosenberg is disabled for demand purposes because he has had an ongoing relationship as a consultant to Vishay since 1992. Lastly, Mark Segall is disabled for demand purposes because not only did he do substantial work for Vishay while a partner with the Kramer Levin firm in New York until 1999, but also he has acted as a representative of Vishay subsequent to his departure from Kramer Levin.

                                     COUNT I
                    (BREACH OF FIDUCIARY DUTY: UNFAIR PRICE)


         48. Plaintiff repeats and realleges Paragraphs 1 through 47 as if fully set forth herein.

         49. Vishay owes the minority stockholders of Siliconix a fiduciary duty to pay a fair price in connection with the Proposed Transaction.

         50. Vishay's proposed consideration to purchase the Siliconix common stock held by the Company's minority stockholders is significantly below the going concern value of Siliconix and what could be obtained in an arms'-length, third-party transaction. Hence, plaintiff and the class will be damaged by Vishay's attempt to usurp for itself at a grossly inadequate price all the current intrinsic value and future appreciation in the value of Siliconix stock.

         51. As a result of the actions by Vishay, plaintiff and the class have been and will be damaged.

         52. Unless enjoined by this Court, Vishay will continue to breach its fiduciary duties owed to Siliconix's minority stockholders, all to the irreparable harm of plaintiff and the class.

         53. Plaintiff has no adequate remedy at law.

                                    COUNT II
                   (BREACH OF FIDUCIARY DUTY: UNFAIR DEALING)


         54. Plaintiff repeats and realleges Paragraphs 1 through 53 as if fully set forth herein.

         55. Defendants owe the minority stockholders of Siliconix the highest fiduciary duties of care, loyalty, fair dealing and disclosure. Moreover, the Individual Defendants' conflicts of interest place on the Individual Defendants the burden of demonstrating the entire fairness of the Proposed Transaction, including fair dealing and fair price. Similarly, because of Vishay's exercise of control over Siliconix and the Siliconix board of directors, Vishay has the burden of demonstrating the entire fairness of the Proposed Transaction, including fair dealing and fair price.

         56. The defendants have engaged in unfair dealing by, among other things, (i) taking actions, or omitting to take actions, resulting in artificially depressing the market price of

Siliconix stock, (ii) timing the Tender Offer to take advantage of this artificially depressed market price and to deprive the minority stockholders of any future gains in Siliconix's stock price, (iii) manipulating the market price of Siliconix stock by publicly disclosing the grossly inadequate Tender Offer price well before formally commencing the Tender Offer, and (iv) establishing a sham and unempowered Special Committee in an effort to overcome the acknowledged conflicts of interest that afflict the Siliconix directors.

         57. As a result of the actions by defendants, plaintiff and the class have been and will be damaged.

         58. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to Siliconix's minority stockholders, all to the irreparable harm of plaintiff and the class.

         59.      Plaintiff has no adequate remedy at law.

                                    COUNT III
                           (BREACH OF DUTY OF CANDOR)


         60. Plaintiff repeats and realleges Paragraphs 1 through 59 as if fully set forth herein.

         61. Defendants owe the minority stockholders of Siliconix the highest fiduciary duties of candor and full disclosure. In asking Siliconix's minority stockholders to tender their shares into the Tender Offer, the defendants were obligated to disclose fully and fairly all material information within their control.

         62. Defendants breached their duty of disclosure by misleading the minority stockholders of Siliconix into believing that the Proposed Transaction would be subject to a post-announcement market check and that the Proposed Transaction would be subject to the approval of a fully empowered and independent Special Committee. These misstatements and omissions are depriving the Siliconix minority stockholders the opportunity to made a fully informed decision with respect to whether to participate in the Tender Offer.

         63. As a result of the actions by defendants, plaintiff and the class have been and will be damaged.

         64. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to Siliconix's minority stockholders, all to the irreparable harm of plaintiff and the class.

         65.      Plaintiff has no adequate remedy at law.

                                    COUNT IV
                 (AIDING AND ABETTING BREACH OF FIDUCIARY DUTY)


         66. Plaintiff repeats and realleges Paragraphs 1 through 65 as if fully set forth herein.

         67. Defendant Vishay was aware of the Individual Defendants' fiduciary duties to Siliconix's minority stockholders.

         68. Vishay is a party to the Proposed Transaction, which constitutes a clear breach of the Individual Defendants' fiduciary duty.

         69. Vishay aided and abetted the Individual Defendants' breach of their fiduciary duty.

         70. Vishay had knowledge of this breach, knowingly participated in the breach, and offered substantial assistance to the breaching parties.

         71. Plaintiff has no adequate remedy at law.

                                     COUNT V
                (BREACH OF FIDUCIARY DUTY - RESPONDEAT SUPERIOR)



         72. Plaintiff repeats and realleges Paragraphs 1 through 71 as if fully set forth herein.

         73. The Individual Defendants were and are agents of Vishay in connection with their actions as members of the Siliconix board of directors. The Individual Defendants took actions as members of the Siliconix board at the behest of Vishay and such actions were within the scope of their agency.

         74. The Individual Defendants' breaches of their fiduciary duties were undertaken as agents of Vishay and at the behest of Vishay.

         75. Vishay is responsible for the actions of its agents, the Individual Defendants, in breaching their fiduciary duty.

         76. Plaintiff has no adequate remedy at law.

                                    COUNT VI
                            (SELF-DEALING AND WASTE)


         77. Plaintiff repeats and realleges Paragraphs 1 through 76 as if fully set forth herein.

         78. This cause of action is asserted derivatively on behalf of Siliconix against Vishay and the Individual Defendants.

         79. Vishay and the Individual Defendants owe to Siliconix the obligation to refrain from self-dealing and to protect the Company's assets from undue loss or waste. As specified above, by any objective assessment, Vishay's actions with respect to usurping the Company's inventions and patents, appropriating for itself the separate corporate identity of Siliconix, and entering into a below-market loan arrangement constitute self dealing and a waste of the Company's assets and have damaged the value of Siliconix in the marketplace. Moreover, the Individual Defendants have permitted these actions to occur and, thereby, have failed to protect the interests of the Company in its dealings with Vishay.

         80. By reason of the foregoing, Siliconix has sustained and will continue to sustain serious damage, for which relief is sought herein.

         81. Plaintiff has no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

                  A. Certifying Counts I, II, III, IV and V of this complaint as a class action on behalf of all stockholders of Siliconix from February 22, 2001 through and including the date of consummation or abandonment of the Proposed Transaction, except defendants and their affiliates, and designating plaintiff as class representative.

                  B. Enjoining, preliminarily and permanently, defendants and all persons acting in concert with them from proceeding with the Tender Offer or taking any steps to give effect to the Tender Offer or the second step Merger.

                  C. If the Tender Offer and/or the Merger is consummated before judgment is entered in this action, rescinding the Tender Offer and/or the Merger or awarding class members rescissory damages.

                  D. Directing defendants to account to plaintiff and the class for their damages and any profits wrongfully obtained by defendants prior to or as a result of the Tender Offer and/or the Merger.

                  E. Declaring that defendants have violated their fiduciary duties to Siliconix by engaging in a pattern of self-dealing and waste of Siliconix assets and directing defendants to account to Siliconix for its damages as a result of the Vishay usurpation of Siliconix patents, appropriating for itself the separate corporate identity of Siliconix into that of Vishay, and the below-market loan facility enjoyed by Vishay.

                  F. Awarding plaintiff and the class monetary damages.

                  G. Awarding plaintiff his costs and expenses incurred in this action, including an award of experts' fees and expenses and of reasonable attorneys' fees and expenses.

                  H. Granting such other and further relief as the Court may deem just and equitable.


                                                     ---------------------------
                                                     Kevin G. Abrams
                                                     Thomas A. Beck
                                                     Srinivas M. Raju
                                                     Peter B. Ladig
                                                     Nancy N. Waterman
                                                     Richards, Layton & Finger
                                                     One Rodney Square
                                                     P.O. Box 551
                                                     Wilmington, Delaware  19899
                                                     (302) 658-6541
                                                       Attorneys for Plaintiff

Dated:  March 8, 2001

                                  VERIFICATION


                  I, Raymond L. Fitzgerald, having been duty sworn according to law, verify as follows:

                  I am and have been since February, 1991 a continuous beneficial owner of Siliconix common stock. I have personally reviewed the attached Verified Complaint (the "Complaint") filed in the Court of Chancery for the State of Delaware. The allegations contained in the Complaint are true and correct to the best of my knowledge.





Sworn and Subscribed before me
this 8th day of March, 2001.




Notary Public

My Commission expires:  _________________